Exhibit (d)(22)(b)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

BLACKROCK INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of May 1, 2020 to the Investment Sub-Advisory Agreement dated May 1, 2014, as amended (the "Agreement"), between Transamerica Asset Management, Inc. and BlackRock Investment Management, LLC (the "Sub-Adviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.Schedule A. Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement dated May 1, 2014, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of May 1, 2020.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/ Christopher A. Staples

Name: Christopher A. Staples

Title: Senior Vice President

BLACKROCK INVESTMENT MANAGEMENT, LLC

By: /s/Melissa Buccilli

Name: Melissa Buccilli

Title: Director

SCHEDULE A

as May 1, 2020

Fund	Investment Subadvisory Fee*

Transamerica BlackRock Global Real Estate	0.34% of the first $250 million;
Securities VP**	0.32% over $250 million up to $750
million;
0.30% over $750 million

Transamerica BlackRock Government	0.024%
Money Market VP***

*As a percentage of average daily net assets on an annual basis.

**The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Global Real Estate Securities, a series of Transamerica Funds.

***The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Government Money Market, a series of Transamerica Funds.